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                                                                 EXHIBIT (A)(4)

September 30, 1998

CONFIDENTIAL

Board of Directors
Carnegie Group, Inc.
Five PPG Place
Pittsburgh, PA 15222

Dear Members of the Board:

  We understand that Carnegie Group, Inc. ("Carnegie" or the "Company"), Logica Inc. and Logica Acquisition Corp. ("Logica"), a wholly-owned subsidiary of Logica Inc., have entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which Logica will offer to purchase (the "Offer") all of the outstanding shares of Carnegie common stock, $.01 par value ("Carnegie Common Stock"), for $5.00 cash per share (the "Consideration") and subsequently merge with and into Carnegie (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Carnegie not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

  You have requested our opinion as to whether the Consideration to be received by Carnegie shareholders in the Transaction is fair, from a financial point of view, to Carnegie shareholders.

  Updata Capital, Inc. ("Updata") focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Carnegie's Board of Directors and will receive a fee from Carnegie upon the successful conclusion of the Transaction.

  In rendering our opinion, we have among other things:

1. reviewed the terms of the Agreement dated September 30, 1998 furnished to us by Morgan, Lewis & Bockius, LLP on September 30, 1998;

2. reviewed Carnegie's annual reports and Forms 10-K for the fiscal years ended December 31, 1997 and 1996, including the audited financial statements included therein, and Carnegie's Form 10-Q for the three months ended June 30, 1998, including the unaudited financial statements included therein;

3. reviewed certain internal financial and operating information, including certain projections, relating to Carnegie prepared by Carnegie management;

4. participated in discussions with Carnegie management concerning the operations, business strategy, financial performance and prospects for Carnegie;

5. reviewed the recent reported closing prices and trading activity for Carnegie Common Stock;

6. compared certain aspects of the financial performance of Carnegie with public companies we deemed comparable;

7. analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;
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Board of Directors                                        Page 2
Carnegie Group, Inc.                                      September 30, 1998


8. reviewed Logica's annual reports for the fiscal years ended June 30, 1997 and 1996, including the audited financial statements included therein, and Logica's interim report for the six months ended December 31, 1997, including the unaudited financial statements included therein;

9. reviewed the recent reported closing prices and trading activity for Logica common stock;

10. discussed with Logica management its view of the strategic rationale for the Transaction;

11. assisted in negotiations and discussions related to the Transaction among Carnegie, Logica and their respective legal advisors; and

12. conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Carnegie. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Carnegie as to the future performance of Carnegie. We have neither made nor obtained an independent appraisal or valuation of any of Carnegie's assets.

  Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by Carnegie shareholders in the Transaction is fair, from a financial point of view, to Carnegie shareholders.

  For purposes of this opinion, we have assumed that Carnegie is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

  This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Carnegie in connection with its consideration of the Transaction and does not constitute a recommendation to any Carnegie shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. Updata does not believe that any person other than the Board of Directors of Carnegie has the legal right under state law to rely on this opinion, and, in the absence of any governing precedents, we would resist any assertion otherwise by any such person. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Updata hereby consents to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 to be distributed to Carnegie shareholders in connection with the Transaction.

                                          Sincerely,

                                          /s/ Updata Capital, Inc.

                                          Updata Capital, Inc.